Filed Pursuant To Rule 433

Registration No. 333-275079

August 12, 2024

ETF BILD PROJECT: ETFs and Crypto – Past, Present and Future Webinar
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FORMER CMO/EVP, NASDAQ, JOHN JACOBS: Gonna ask them to do a self-introduction 'cause they can talk about themselves and their firm better than me. And then I'll kick things off. So let's start with you, Dave.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVE LAVALLE: Sure. Dave Lavalle. Uh, I am the global head of ETFs at Grayscale Investments. Grayscale is the largest, uh, digital cryptocurrency and digital asset, asset manager in the world. Um, I think most notably we're, have largely been recognized for our flagship product, GBTC, and uplisting it to become a spot ETF. Um, but thrilled to be on the panel. Uh, excited to talk with Rahul and, and Kristen, I think we're, we're gonna have a good time today.

JACOBS: Great. Thanks, Dave. Rahul?

PRESIDENT & CO-CEO, INDXX, RAHUL SEN SHARMA: Yeah. Hey, Rahul Sharma, I'm president and Co. CEO at Indxx. Uh, you may know us as a, uh, global index provider. We built our own indexes as well as we specialize in custom indexes, and we're one of the leaders in the space globally when it comes to thematic indexing. Uh, we first built our, uh, initial suite of cryptocurrency indexes back in 2017. Uh, those are simple market cap and, and, uh, equal weighted, uh, indices, uh, using data that we sourced from various exchanges that we thought were high quality exchanges and other data points as well. And we've expanded since then into very interesting multifactor related cryptos, as well as indexes in the cryptocurrency ecosystem. So, for example, equity focused indexes on, uh, cryptocurrency, miners, blockchain, and, and others. Uh, big picture, we've got about 150 ETFs tracking our indexes globally, and a little bit over 30 billion US dollars.

JACOBS: Great. Thank you. Welcome. And Kristen Mierzwa.

HEAD OF DIGITAL ASSETS, INDEX INVESTMENTS GROUP, KRISTEN MIERZWA: Kristen Mierzwa. I'm the head of digital assets for FTSE Russell, and we've been in the crypto slash digital asset space since 2019. We cover 400 digital assets and have over a hundred indices up and running. Um, and I would just say we're really, uh, excited about this space because it's new and it, um, marries so well with our other asset classes, equity, fixed income, commodities, FX, um, with high conviction in the space. And again, it's just been really fun working in the space since 2019 with our partner Digital Asset Research.

JACOBS: Great. Thank you very much. And, uh, welcome. So, you know, this is so interesting because if you think about this, and we're all industry veterans, et cetera, and I say industry, I mean, financial services, stocks and bonds, those commodities, those have been around forever, right? So this is a, a, a new asset class, but it is one of the fastest growing, if not the fastest growing asset class we've ever seen. I mean, the white paper written by Satoshi Nakamoto only came out in, what, 2008 or oh nine from the financial crisis, right? So that's, and, and there wasn't a single crypto back then. It was just a white paper about blockchain that led to Bitcoin. I recall, um, when Tyler and Cameron Winklevoss came into NASDAQ in 2015, and we agreed to support them as they went to, uh, as they wanted to launch their very, the very first blockchain, uh, Bitcoin, uh, Bitcoin ETF. We went into the SEC, spent a huge amount of time in 2015, and it took until the, uh, Grayscale suit lawsuit to get the SEC to finally move on that, but to think how long it's taken. But on the other hand, look how short it's been. And now look where we are. I mean, and, and so, you know, when I, when I discuss this at classes at Georgetown or other places or, or different parts of the industry, it's clear that crypto is important. It's here to stay. It's critical to Web3.0, right? When we're looking at the new, the latest version of how web, uh, and the internet is going to work and support and, uh, and, and change the way people do businesses and meet and et cetera. Can't do that without tokens. You can't do that without cryptos. So I'm just really thrilled that we're at this point where this industry is becoming, uh, so quickly almost, you know, I won't use the word mature because we have a long way to go, but it's really, really interesting to watch. And, and I think the last 10 days in the markets have been really interesting because, you know, you come out, the Volatile Jobs report, the markets go through these massive swings, and every day you're hearing, well, the S&P is up and NASDAQ's down, or this, that and the other. The bond mark is this, here's the treasury. Bitcoin did this, ether did this, and you're hearing like it's just part of the normal thing. Let's report on cryptos as a normal part of the market. It's a part of asset allocation, it's a part of portfolio construction. It's a part of what investors and traders are looking for. I do wanna throw out a couple data points why I think it's so important though, that we finally have the spot, um, uh, ETFs on first on, uh, obviously Bitcoin and, and now, and Ether is the second one. And we'll talk, talk about what's next. Couple of points. I was at the Texas Blockchain Council in the fall of 2023, and what was so interesting was they had just done a survey across Texas and they said, a, a demographic of peoples 55 and order, or 60 and over, I can't remember the exact number. 4% of them had a wallet and own crypto, just 4%. But if you look at the under 35 group, it was like 55%. So there is a challenge to accessing this asset class, or there was a challenge because if you wanted to buy crypto pre-the spot ETFs and pre these products, et cetera, you're getting a wallet. You're getting a 16, you know, digit password and all those kinds of things. And that is not what a lot of my, none of my peers are gonna do that, right? It's just not gonna happen. It's just very rare that that's gonna happen. Um, and, uh, but now this is as simple as, oh, I got a brokerage account. There's all these firms out there, they're offering these products. I can invest very easily. And I think I'm gonna ask you about that, but I'm, I think we're starting to see, uh, an untapped market of people who want exposure to cryptos finally feel comfortable investing in the market because of these products. And then I'll give just one fun proof point. So my, um, uh, uh, my son, who's now thirty three just gave us our first grandkid. He, uh, was, he was a kid. He used to, um, collect and trade magic cards. And I'll put one up here, so if it's close, these are magic cards, right? Magic The Gathering. And, um, they're, they're magic cards and they're, it launched in 93 and there's billions of 'em out there. And the kids would trade 'em and playing all that stuff. It was a card game, right? So in 2006, um, a firm in Chi- in in Japan started an online exchange Magic, the Gathering Online Exchange. In 2010, this magic card trading platform pivoted to start trading Bitcoin. They named themselves Mount Gox. And they turned in, and by 2014, they were trading 70% of all Bitcoin that was being traded online every day. And then of course, we saw them completely fall apart. You know, 800,000 Bitcoin were stolen. The company bankrupt. Hundreds of thousands of, uh, thousands of investors lost hundreds and millions of dollars, et cetera. And again, that's the early days of this industry, which is not that long ago where people were, didn't understand it, didn't have it, and now we're at a much more mature space, right? So, you know, caveat there, always know who you're doing business with. I think buying, um, financial assets from a trading card platform may not have been the best move. So I am very glad to see, and very happy that I think we're at the point now where we have such, uh, a robust marketplace with all the bells and whistles and all the regulatory protections that we need, uh, today. And so I think that's gonna just open the door. So I'm really excited. So let's, um, a long, big introduction, let me switch and start asking you guys to weigh in. Very first question is give us, um, start at where we are. And Dave, I'll start with you only because you have products in the marketplace and, um, where we are and where we're going. And, and do you, are you starting to see adoption by, you know, a wider audience than we saw before? So lemme turn it over to you.

LAVALLE: Sure. I, I mean, the ETF being approved, the Bitcoin ETFs being approved and entering the market was absolutely an inflection point that's undeniable for the entire market. And I'll take that in, in three different buckets. Asset management, um, the kind of financial supporting market, so to speak. And then the end investors. So for asset managers, obviously, I mean, this is critical to our business, but it's no secret that other very credible traditional finance players like BlackRock and Fidelity, you know, really waded into the Bitcoin spot market. Um, you know, again, giving credibility to the overall market, um, and really kind of validating the, you know, opportunity, the investment opportunity. So there may have been opinions in the past that they, you know, those asset managers had, especially BlackRock, um, you know, maybe saying that they weren't sure where Bitcoin fit into, um, you know, a financial portfolio, but obviously they certainly voted with their business. And when you take a look at the asset growth and you take a look at the inflows, I mean, we're eight months and a day into the, you know, spot Bitcoin ETPs being in market. We have more than 15 billion inflows. That's, you know, we're, we're two thirds of the way through the year, and that's more than three times the largest one year inflow of any ETF ever in the history of, of ETFs. So we're, we're talking about like massive, massive adoption, um, and a real proof point that you're taking one of the most successful, you know, financial innovations in the form of an ETF. And John, you were there day one and, you know, really applying it to another financial innovation and kind of, you know, tech-technology transformation in the form of Bitcoin and digital assets and kind of marrying them together. So certainly on the asset management side, it's a, it's a huge opportunity to leverage all of the access that you have to end investors from the smallest retail investor to the largest institutions in the world and we're seeing adoption across the board. From financial markets more, more kind of generally, um, you have a massive ecosystem that had to come together to ensure that this was going to happen, not the least of which were indexers, um, custodians, um, you know, admin agents, market makers, liquidity providers, um, you know, authorized participants. And there were several instances of kind of square peg, round hole situations that needed to be solved. And I think everyone quickly rushed after, you know, the products came to market and talked about the flows, when really they glossed over the fact that everybody had to show up in the ETF ecosystem and solve a number of different problems. And, and they worked, they worked across the board. And, and that was really, really a proud moment as someone who's dedicated the past, you know, decade and a half, two decades to the ETF market to see that actually happen. Um, and that was something that I think is, is, is really important to recognize that has built the foundation to allow us to proceed and launch Ethereum ETFs and, you know, future, uh, crypto ETPs, um, with confidence. And the third is the end investor. And I think I, you know, just mentioned from the smallest retail investor to largest institution in the world, and you hear people throw out numbers like 55 to 60 million Americans own crypto look when, you know, state pensions start making allocations to, you know, these crypto ETPs, that number is going to astronomically, uh, grow even though it's happening on behalf of, you know, um, those end clients in their retirement portfolios. But I think there's a, there's an access point discussion to be had. Uh, we haven't even begun to kind of address the advisor market. I think Morgan Stanley was the first to kind of, kind of get over the hump to allow for, um, you know, crypto to be, um, you know, recommended by their, um, you know, advisory, advisory teams. And I think we're gonna see more, um, you know, advisory wealth platforms to, to follow. This is just the beginning. So that 15 billion of inflows, I think is just the tip of the iceberg. Um, yeah, I'll pause there, but, but we are in a really, really sound foundation of where I think we can grow this market to go. We could debate what the next, um, you know, crypto to come into an ETP is going to be, but I think, um, you know, we're poised for, for tremendous growth in the, in the decades to come.

JACOBS: Thanks. Thanks, Dave. I, I really appreciate that. So, Rahul, and let's jump in the same topic, you know, where we are and where we're going in growth, but also you can have the unique, as Dave mentioned, the infrastructure of the financial services that had to come together in order to make this happen. And you're right in the thick of it as an indexer. So why don't you, if you could, uh, share from that perspective, uh, and, uh, and, and talk about the same thing.

SHARMA: Yeah, I think, you know, to add to what Dave said, anytime you have, uh, a product that, uh, is now easily accessible with some safeguards in place that give a broader audience kind of the ability to, to invest, that's a big plus. But then when you also have the additional more important piece of it where you know it's adding value to a portfolio, then you have something that I think really has the potential to grow quite significantly. And I think the simple value addition that these types of products add is, is the diversifying aspect, right? From a correlation perspective, if you look at the correlations, uh, for, for cryptos versus equities, the S&P 500 aggregate bonds and others, the, those correlations, you know, they have swung from time to time, but they have generally tended to be quite low. Um, even this year, year to date, if you look at the correlations, they're, they're fairly low, uh, versus equities and, and fixed income. So that's why people are, are looking at the space more closely. I think one other thing that is interesting to note is when we've gone into these areas in the past, um, you know, the, the growth and the interest at first is huge, but it's oftentimes not a, a straight line, right? You'll get ebbs and flows and peaks and valleys. Um, and I think a good example of that is, is if you look at the thematic space, uh, we're one of the leaders in the thematic space globally, and there's sometimes huge amounts of interest in the space, but it's taken time to grow. And I think that's what you can expect here in the crypto space. Um, now the solution we talk about from an indexing perspective is always data dependence. Uh, we had to come up with some solutions, uh, that were quite unique when we started building thematic indexes because the revenue data, for example, to identify, uh, the amount of revenue that a company is generating from a specific theme just wasn't out there. So we had to create it ourselves. And it was similar when it came to these types of crypto indexes. And Kristen, of course, uh, knows a great deal about this as well, when it comes to the huge amounts of data that were out there in terms of, let's say, prices and other types of data. Um, but you have to worry then about the quality of that data. Um, how do you decide which exchanges, uh, to include, uh, in, uh, a cryptocurrency index? Uh, it's not as simple as, for example, an equity where you can choose which exchange you wanna, you know, pull the prices from, uh, and you have a legitimate traded exchange. You have these exchanges located globally with 24 hour trading coverage, for example. So there's all these types of rules that we as an index provider, and that Kristen, of course, as well have to build in to identify, okay, how exactly are we gonna target this opportunity? Um, and for us, it really comes down to the quality of the data and ensuring that, you know, the index that you build is only as good as the, the, the information that's going into it. So for us, we built a lot of data ourselves, but we have, uh, in some cases also partnered, uh, with firms that specialize in particular areas like cryptos, like ESG and others to ensure that we're building the best index possible.

JACOBS: Right. Thanks. And you, you, you, uh, actually, um, is the perfect transition. 'cause Chris, I did wanna ask you the things that, um, my, my four years on, on Wall Street, the things that really make markets work and protect investors are pretty much transparency and quality data, right? You can't make good decisions, you can't do anything without good quality data. So, you know, talk about the data journey in this, uh, relatively new asset class that is now growing as, uh, as we've all pointed out by leaps and bounds.

MIERZWA: Yeah. So there's so many aspects that we could go into. So I'm just gonna touch on a couple of them. Um, so at the London Stock Exchange, who is the parent company of FTSE Russell, um, our, our role is really to bring market infrastructure, um, and transparent market infrastructure. So what we started with in 2019 when we started looking at digital assets was as simple as assigning SEDOLs to the digital assets makes it a lot easier for everybody. If, you know, I've got a master unique identifier, what am I actually trading here? Because these assets are not primarily listed on any exchange. Um, it's an OTC market, it's a DeFi market, and it is, they are listed on many centralized exchanges, but there's no consistency, even with something like a ticker. Some exchanges don't even list Bitcoin as BTC. So you had to figure out like, okay, how do we de-risk trading this with something as simple as a SEDOL? So we took, took care of that. Another thing that we, we did, which, um, I think is foundational, was adding a taxonomy or a classification across the digital assets. Um, and I can't say this enough, like the questions we got five years ago was, why do you need so many cryptocurrencies? You know, if we've got Bitcoin, why do I need Ethereum? But when we would show people this classification system and that Bitcoin is a standard monetary protocol, and Ethereum is a smart contracts platform play that really help them understand that the protocols in general have different use cases and purposes. But, you know, you know, people need to see that on paper, see a classification system that's very consistent. And I'll just add that, um, that's how Dave and I have been working together on the FTSE Grayscale Sector products. Um, you know, this, this asset class is just beginning, but those are foundational things that we need to do as a community so people can understand, you know, how do I add this to my portfolio? Just like you would with equity sectors, right? You may, may have, you know, uh, a play on where interest rates goings, that makes me wanna invest in a certain sector. Um, so that was important. And then what Rahul was saying about, um, exchanges and back to Mount Gox, something that we've been doing since 2019 is vetting the actual exchanges themselves. Mm-hmm, there's hundreds and hundreds of exchanges out there that we could get data from. Um, but today we're only using eight for our, um, our benchmark assets. So we cover 400 assets. About 60 of them are benchmark because we vet not only the exchanges, but the assets themselves, but we're looking for the things that, um, we know that our end clients, uh, the asset managers, the consultants, the traders all need. And that's, um, to trade on these centralized venues that have great KYC/AML. They have enough volume, they've got, um, market surveillance software put in place on their, their platforms, that kind of thing is what we're looking for and evaluating every quarter. And then I just mentioned that we also vet the assets themselves. So we're making sure that the assets are robust enough and would be appropriate to be in an index, um, a passive index. And so that means things like are they liquid? Um, one of the things I think has also been really fun working with this asset class is looking at developer activity. So these protocols, anyone can launch one, right? You can copy their open source, you could copy the, the Bitcoin protocol yourself and just run it and then walk away. And again, um, they're not primarily listed assets, so they don't de-list either. So what we do is monitor the activity from the developers. Are people looking at the security of the network, ensuring that the code doesn't have bugs? Are they improving it? And this is all open source data available on GitHub. So anyone can go see like how many developers are actually participating in the network. And again, this one, I, I just think it's so interesting because it's different from equity and other asset classes where you've got a company who's ensuring that, you know, uh, it's doing what it needs to do. So I, I think the big takeaway of say for anyone on this, um, webinar is to just know there's really interesting data that's out there and fully transparent and that's what's so great about this asset class, is you can see exactly what's happening, um, and who's engaging with the protocols themselves. So we, we may not have a balance sheet, but there's tons of other data that the community can use to evaluate the health of a particular digital asset. Um, I'll, I'll stop there. 'cause I could go on forever about <laugh>.

JACOBS: That's great. And I'll

MIERZWA: Great data

JACOBS: You brought up, so you brought up two points, much more elegantly than I brought up when I was talking about, uh, the growth of this market. So how critical it is that you're vetting both the underlying crypto and your vetting the exchange that it's on with, and that's, that's important. That's why so many individuals are lost. And when they're trying to step into this marketplace, I, I, I can't do that. How do I do that? What is, and they just walk away. So that's, that's one really critical point you mentioned. And the second point is, I thought that was really important is when you talked about, you know, ether, Ethereum, it's great for smart contracts, Bitcoin is for something else. These are not interchangeable, all used for the same thing. And as that Web3.0 moves forward, and one of the things that, that, it's, I always use a diagram when I, when I talk about this and, and in class is if you put a big circle up and say that's, um, FinTech, you know, and then you put a smaller circle and you put down blockchain, which is within FinTech, and then you put inside there, you put down crypto, and then you put in smaller circles, Bitcoin, they're not all interchangeable. And blockchain, the blockchain technology, distributed ledger technology is going to be and is already, people have no idea how involved it is in the plumbing of Wall Street and every other part of the business world today. So, um, and the, one of the best manifestations of that is to be able to look at a token or look at a crypto and see how that is the end and end product. So, um, anyway, so, um, they jump in there and tell, given that background, where are we? Where are we going? Where else are we gonna go? Well,

LAVALLE: Well, I think, I think to that point, I, I always point back to, um, GLD coming to market again, another inflection point for commodity-based ETPs. And I'll never forget how disgruntled the gold bugs were because they were basically saying, well, if, if I don't have my gold in the form of jewelry or bullion in my vault, then it's not my gold. It's not , you know, I don't have access over it. But the funny thing that happened after GLD came to market is it created kind of a, a bull case scenario for investing in gold, both in the ETF wrapper and then also for the actual bullion. And so I think we're gonna see the same thing as it pertains to, you know, Bitcoin, uh, or Ethereum. And I think it's going to kind of elevate the profile of the conversation of the utility of these cryptos and where they fit into a client's portfolio, because the conversation is going to become more, more ubiquitous. And I think historically, um, you know, John, you and I were in that meeting together at NASDAQ, when the Winkle lost twins were there. And I think you and I probably both wish we bought more Bitcoin, uh, during when, when they were making their case for the, the investment merit of it. But what I would say is that historically, pre-ETF uplisting or pre-ETF coming to market, there was a sense of career risk for, you know, an advisor to incorporate, you know, crypto into one of their client's portfolios because the risk-reward was too, was too high. And so, despite the fact that wealth management platforms weren't permitting advisors to incorporate crypto into their practices, even telling somebody, look, I know you can't do this here, but go, you know, get yourself 1% allocation to Bitcoin was career risk. I think that career risk is now inverting for the advisors in the sense that if they don't have a view on crypto, they will have career risk. So there's, you know, 30 trillion in assets, um, you know, on these wealth management platforms, there's, you know, 80 trillion of wealth that's going to transfer, uh, the next generation or two generations from now are going to have a very different view on wealth advice and on crypto. And I think if, you know, look, I'm not suggesting that crypto belongs in every single client's portfolio, that's not the case. But, but what I am suggesting is that as an advisor, you have to have done the homework to have an opinion on what your strategy is around crypto. And once again, this ETFs coming to market are a real inflection point and something that's going to really catapult the conversation around where crypto fits in the client's portfolio, how to think about it, how to debate it. Um, and, and I think that's a really exciting point in time. I mean, we've gone so fast in the first eight months of having these products to market, and we thought that, you know, it was going to be a much longer road to get Ethereum ETPs to market, and then all of a sudden we, you know, had a very fast sprint to bring them to market. So to make a prediction on what's next is gonna be very difficult. But I certainly think that we're going to borrow from traditional, um, you know, finance and, and, and the kind of maturation of the ETF market, uh, in traditional assets will also happen with, uh, crypto. And we're going to see a number of more single asset products, and then also certainly some index based and diversified products that, you know, Kristen was alluding to.

JACOBS: Yeah, that that's a great point. I, and use that exact point to transition to talk about the indexes. So going back in time, I, you know, long, I remember when, you know, we launched the Qs, uh, 25 years ago. It was, um, it opened up the world to a bunch of people who were, didn't know which NASDAQ stock to buy, but they knew they wanted to participate, but didn't know exactly how. And so why not, I just buy a basket, I'll just buy, I'll just track an index, and index is safer, I feel much more comfortable, et cetera. And that led to the opening of a whole slew of index products and everything else. So, um, uh, uh, so let's talk, let's talk specifically indexes, thematics, non thematics. And, and where do you think we're, we're going with that? Yeah,

SHARMA: I, I think what Dave mentioned about GLD is, is a perfect segue into this topic because I think GLD launched 20 years ago this fall. Was it? Um, you had GLD, then you had IAU and then from an index provider perspective, you had in 2006, I think it was 2006 GDX, and then a few years later GDXJ, which were gold miners and junior gold miners. Um, so that opened up the space and kind of democratized it for people who are looking to get access to the area and didn't know how to start. You know, that's come up a few times before Kristen's mentioned it as well, in terms of an index provider doing a lot of the legwork, identifying the companies that are eligible for inclusion, high-quality companies, um, in the thematic space. We've done that quite a lot over the years. I think good examples of that from our perspective would be artificial intelligence or robotics, um, or even blockchain type companies. You know, investors have interest and they might be able to identify one or two names that they hear about in the news, but how do they actually get exposure to the entire blockchain space or the artificial intelligence space when you have companies globally, uh, that are providing, you know, a huge amount of revenue, uh, to their bottom lines based, based on these areas. So, you know, for, from our perspective, we, we look at this GBT conversion, uh, the other launches is a kind of watershed moment that is going to power from an index provider perspective access to the entire space. Because as you also mentioned, John, it's, it's about a lot more than just the coins themselves. It's about their use cases and what they're doing that are different. And I think people haven't looked into that that much. Uh, Dave mentioned that advisors need to start kind of getting up to speed in this area because the use cases are very different. Um, but as an index provider, one of the things that we can do is provide, uh, a lot of the legwork and do the research to identify, for example, the companies that are active and how they're differentiated in the blockchain space or the mining space, and put that in a nice high quality index wrapper that then creates exposure through various traded vehicles for the, for the end investor, whether that's a retail investor, a pension fund, an RAA or, or an institution.

JACOBS: Um, absolutely. And, um, uh, it all comes back to data. So Kristen, so you know, what's interesting is we, we talked about a lot of points here. I remember because I'm only remember before we had the internet, and then we have the internet. In the beginning everyone said, oh, I've gotta own the internet, or I gotta own the web. What did that mean? Are you owning hardware? Are you owning the network companies? Are you owning the retails? Or are you owning B2B? And it was all a big mess and it took a lot of time and energy into and, and, and people doing the data analytics understanding of breaking this apart. You guys tracked four, you said 400 digital assets. Yes. So, you know, it's, it's more than we say crypto, but there, that's a whole ecosystem. It's miners and it's the, the computer manufacturers and it's this and this and the data centers and so on. So talk a little bit about the, the, the, how you guys are looking at the entire ecosystem.

MIERZWA: Yeah. So, um, it's not a set it and forget it with the 400 assets. So every quarter we're looking through and running liquidity tests and seeing what are other assets may be out there. Um, and there's just a couple names I'll just throw out. 'cause we talk so much about Bitcoin and Ethereum, but Arbitrum is another smart contracts platform that, um, kind of feels like it came out of nowhere. Um, although the market cap has risen quite quickly. So it's our job as the data providers to be monitoring that, ensuring, hey, if there's an an asset that's up and coming and looking quite healthy, let's get it into the universe. And then of course it depends on whatever, uh, index objective you have, will that name end up in that index or not? Um, but the indices are only as good as the underlying data. Um, you can kind of think of this like these ICOs initial coin offerings happen, but there's no centralized place where anybody would know exactly what's happening. So we're looking at sources with our partner, digital asset research, X slash Twitter, uh, discord channels. We're looking at the, um, the exchanges that we work with. They often will post things. Um, but it's not a requirement. So it's a, a, a tricky space where there's multiple data sources out there, but the best thing we can do is lean on quant data if we can. So things like market cap and liquidity and how many exchanges is, is this asset now being listed on? That's a great barometer for how healthy it is and then pulling it into the universe. Um, so that, that's one aspect that we've been looking at. The other thing I just wanted to to touch on is the 24/7 environment that we're, we're working in, um, you know, you'll hear people say, what is the, what is the true price of Bitcoin? And the, the answer really depends on how you're aggregating or what pricing model you're pulling together to get that price and at what time. Um, so it's just like FX, if you think about that rate, like I can trade with any one of you, um, pounds for dollars. You can do it at the airport and probably not get the best execution. Um, you can do it through your bank. There's all different ways to trade it. And so this space is, is so interesting because it trades a little bit, bit more like FX. But then back to the original question you were asking Dave about are the ETFs kinda leading the market in terms of price discovery for these assets now? Um, yes. Maybe. Um, we'll see. So, um, you know, it's just something else to think about and why this is an ETF panel, but why we think about ETFs being such a, a great way to get exposure is you can leave that to the professionals, right? So you've got teams and teams of people who are figuring all this out and deciding what is the best way for us to strike a nav for these products and ensure that it's fair for you. Um, you know, the full transparency on the rules and what goes into it. You can data query any of this and see what's what's happened to, to kind of value your holding in whatever digital asset you're looking, looking at. Um, and, you know, all the other things that we didn't talk about that are so useful is once you've gotten the ETF wrapper, then advisors have an easier time showing total portfolio holdings to their clients. They can run better risk metrics on it if they can see it all in one place. So, um, you know, I think we all know why, why the ETF wrapper is so user friendly, um, but I can't emphasize enough that the professionals are, are doing a great job with ensuring you're getting the best exposure that you can.

JACOBS: I, um, you made a great point. Uh, the 24/7 point is one that I'm glad you, you brought up because I, for, for, for as long as I've been involved in, in financial services has always been talk, oh, we have 24 hour trading of equities. No, we're not gonna have 24 hour trading of equities. 'cause most people, equities tend to trade most liquidity during the home hours of the company, right? Because that's where the news is gonna be. That's where developments are gonna be, et cetera. So, you know, the rare times you're gonna trade a US equity in the middle of the night, it's a, a one-off. You know, I know it's not perfect, but the point is, but that is not the case with FX. That is not the case with commodities. There is no home market, right? For, for news and for developments and things like that. So what's gonna, I, my personal opinion is, and I love you guys to weigh into this, is that the development of the ETFs and then the, and the, um, options in the futures and all the other products on it are going to create that where the most liquidity is. And that's primarily right now gonna be in the US and Euro market time zones, right? That's where we're gonna see most trading, most activity. And therefore you'll end up with the, it's a self-fulfilling circle. You get most data, most price reporting. So I do think that, um, although it, these are 24/7 asset classes by definition, I do think that you'll see, or, and, and, and please let me know if you think I'm wrong, but that most liquidity is happening starting in Europe and ending in the close of the US market. Is that, would that be accurate or not?

LAVALLE: Yeah, I, I would just say that the, the, the issuers that are bringing the products to market and the indexers who are ensuring the, um, you know, transparency and high quality kind of data, um, or nav strike so to speak, are gonna be really critical components to ensuring that every user of the ETP is kinda engaging with that product with a high degree of competence. And I think we're very quick to always talk about the investment merits of exchange traded products, but we all of us recognize that there are tremendous risk transfer vehicles as well that can be used for, you know, capital markets participants or institutions that are looking to, you know, have exposure to an asset class or exposure to a particular, um, um, you know, you know, index and Bitcoin is no different. Ethereum is no different. And so as that flywheel gets going, where more and more users are utilizing the exchange traded product for both investment purposes and exposure purposes, it's back to that self-fulfilling prophecy of, you know, the, the, the liquidity profile of those products kind of increasing. Now, I always like to say that not every ETF issuer is created equally. Um, and not every ETF is created equally, and not every kind of indexer is created equally. And when you're talking about, uh, an asset class that is somewhat nascent, um, and you're starting to talk about the reality of this 24 hour, you know, trading, uh, creating indexes on products that are not, um, you know, trading during the market hours of the ETP is not something that is foreign to us and that we can't tackle. But the reality is, when you have, um, an asset class where you can't just take the, you know, uh, closing cross price of the primary listing venue, uh, to snap the nav of that particular exposure, and you have to be more creative with the methodology to ensure that you're having a, a precise exposure that the marketplace can rely upon and can engage with with confidence, um, you start getting into some nuances that, uh, are a little complex for, you know, your average retail investor, which is why it's a wonderful opportunity for the exchange traded product to be the tool upon which financial advisors and individual investors can rely upon. And so, you know, know who you're investing with, go to their websites, talk to their sales teams, make sure you're engaging with someone who, um, has a high degree of credibility, um, and experience, uh, with that asset class. Uh, and I think that, that that offers a tremendous amount of protection, um, you know, to avoid kind of engaging in a marketplace directly,

JACOBS: Right? Which is why, um, which you couldn't do any of that with Mount Gox in the early days, right? <laugh>, there was no one to talk to. There was no one to vet this whole thing. So, um, before I ask another question, uh, Rahul Kristen, do you guys wanna weigh in?

SHARMA: Kristen, do you, do you have any thoughts? Do you wanna go first if you do?

MIERZWA: No, I'm, I'm alright.

SHARMA: Okay. I, I would just add one, one thing I quickly add, John, is I completely agree with you that you're gonna see, you know, the majority of volume probably in the US and Europe. Um, we've seen something very similar in the ETF space. I mean, we have clients globally, but we have a lot of clients that prefer the UCITS, uh, wrapper, uh, due to its regulation, due to its transparency, due to its safety. Um, and we also see very interestingly enough, a lot of clients in markets like Israel and in Korea, uh, even though they have very vibrant locally traded ETF markets continuing to actually allocate a significant amount of their assets and their trading volume to US exchanges too. Um, so I, I wouldn't be surprised at all if what you're suggesting takes place as well in, in this space as well.

JACOBS: Great. Um, so let's kind of switch gears. I'm gonna ask you guys what surprised you? What, what what surprised you about where we are today versus what you thought just a year ago? Right? But also wanted to you guys to comment 'cause I had spoken to a few people who, and this again goes back to the early days of ETFs in general, um, with this, with SPDR and Qs and diamonds and a few of these other products way back in the day where institutions and other market participants are actually using these vehicles as a short term cash equitization strategy or optimization strategy, right? So rather than sometimes sitting in a, in a, in, in a cash position, if you think, and, and Raul goes back to your point about how there's not a lot large correlation. So if you think equities are not the place to be right now, but you think there's a great opportunity in Bitcoin or ether some of these other places, the ETF is a very easy way just to rotate in some cash to that, to take care, to take advantage of that opportunity. So I've heard that that is happening to a certain extent, which is I think, you know, another sign of maturation of the market. But so what surprised you guys of where we are today versus where, what you thought a year ago?

LAVALLE: Who wants to go first? I'm gonna dive in, I'll, I'll dive in. Um, I'm gonna go a long term surprise and a short term surprise. A short term surprise, um, was the, the path with which we came to, um, regulatory permission to launch Ethereum spot ETPs. Um, that was quite a sprint and, and a little bit of a shock, uh, when I think the entirety of the market thought that we were going to have, you know, be faced with, with denials from the, the SEC. Um, I like to think that the market had kind of proven the case that there was really no, uh, strong opportunity to deny those products, um, in the face of some of the successes that had, you know, previously and, and really recently been experienced with, um, you know, the Bitcoin ETPs coming to market. So that's kind of the, the short term surprise was, um, was Ethereum products coming to market. Um, the, the longer term surprise for me is just generally, um, how, how swiftly we have kind of advanced the conversation around digital assets being a critical component, uh, in clients' portfolios. And, um, this is, this is something that I think, you know, Kristen and I have talked about this. Rahul and I have talked about this. John, you and I have talked about this. We've been in the market where, for a very long time and have essentially lived as real evangelists for the exchange traded product and the value that has brought to investors. And I think about being in the late nineties down on the floor of the American Stock Exchange where ETFs kind of were born and thinking these things really make sense. Um, I am getting an incredibly similar feeling right now about digital assets as I did in the late nineties or kinda the turn into the early, early two thousands about how much ETPs make, make, make sense and how much crypto makes sense as a component in a client's portfolio. Um, the concept of these things no longer being considered just vaporware, uh, or snake oil, so to speak, and recognizing that, oh wow, each one of these tokens is really just like an entrepreneurial new piece of software that is coming to market. And just like pets.com, uh, you know, might not have won and amazon.com did in the late nineties when we were considering these, you know, IPOs versus ICOs, nobody really knew what the winner was going to be, but we all recognized that the internet was going to be something that was really, really valuable to the broad investor base and to us as consumers. And I think that the first application of that transformative technology, the internet, for me, was email and making the world a much smaller place to be able to communicate. And so that first application of the internet was really, really valuable to me and it resonated with me and so I was a believer in it. The issue with, you know, digital assets largely is the first application of it. Bitcoin as a digital currency for most people is kind of useless. And so they dismiss the entirety of this transformational technology. And I think people are now educating themselves and recognizing that this is a little bit bigger than just Bitcoin and that we have a new wave of software and a new wave of technology that is coming upon us and they're much more open-minded to it, um, after kind of initially dismissing the technology. So the, the, the broad adoption and the swiftness of this kind of, uh, shift in attitude is something that I think has been really, really enlightening and surprising and and exciting. Yeah.

JACOBS: Before I turn to Kristen to answer the same question, I will say, I think Bitcoin also is not just useless to a lot of people, but it has a very dark history, right? It has a very troubled path from everything from the Silk Road and doing all those illegal activities and things like that. So, um, you know, I think that, you know, the, the, the defense mechanisms of like the US government or the Euro government looking at these products, it's like, first thing is what you want me to allow you guys to do Bitcoin and put it in the hands of, uh, my grandmother, that kind of stuff. So anyway, so, uh, Kristen, to you, what would the, uh, biggest surprises from a year ago?

MIERZWA: So, um, just how resilient the, you know, the digital assets slash crypto marketplace is. You know, you hear this concept of crypto winters and they come and go, but it just seems like this industry is really good at reinvent-reinventing, picking themselves up, keep going, um, and, and kinda staying true to, to the idea of some of these decentralized, um, protocols being integrated into our daily lives. So that has been great. Um, and then I, I will say I, I like how playful the industry is. A lot of what they're doing is just putting, um, more fun names around things like, you know, an airdrop is just sort of like a dividend payment, but not, you know, so everything is like, they're pulling vocabulary and, uh, from the tradFi world and just making a, a bit more fun. But if you know how to translate it, you're like, oh, I know what that is. We've been doing that forever, right? Um, so I'd say don't get discouraged if you hear a vocabulary word that you're like, wow, that's over my head. I'm like, yeah, it probably isn't. Just Google it, you'll be fine. Um, so that the reinvention, the, the thing that has actually also surprised me is, um, you know, without regulatory clarity, it's really hard to think about a world in the US where we'll be incorporating staking in some of these ETPs in the future. So that's that reward yield that you get through the consensus mechanism of proof of state protocols where it's being highly adopted outside the US. So that's something we've been working on for clients outside the US where there's clarity so they can move forward. I think when yields come down here in general in the US then we'll, we'll have a chance to revisit it and push it forward. Um, and that helps everyone understand a a bit more about the intrinsic value of some of these protocols where you can hold onto them and, and earn, uh, a, a bit of yield by participating in the network, um, in a very simple way, right? Just like you can buy and hold a, a security and earn dividend yield that way. So that's been a surprise that it's taken a little bit longer here in the US but I do think that when the US decides to rally around something and there's clarity, the players in the market move fast. So I, I can tell you people are already figuring that out for themselves, the asset managers, like, how are we gonna handle this when it gets, uh, approved? Um, and then the other term I hear a lot is there's still alpha and the beta. So, um, I would just say, you know, if you're, if you're not already somehow getting exposure, think about it because there is alpha and the beta, it's not too late. This is so early. Um, there's so much in innovation that's still happening that, you know, I I would encourage people like, don't feel like you missed out 'cause you haven't at all. There's so much going on. Um, and, and just, you know, embrace it and like Dave said, call, call your sales reps. There's people there who would love to talk to you about this <laugh>. Um, okay, well Rahul, I'll let you let you answer that one. Yeah,

SHARMA: I, I think Kristen, you and Dave covered the, the key things. The one last thing I'll say quickly is, you know how much additional room there is for innovation across the entire ecosystem. You know, if I look at just even the bitcoin mining space, the innovative things that are happening there, the efficiencies that are happening there, not only with miners but with, for example, renewable energy and power. I mean, John, you spoke earlier about having different circles. Uh, you know, any circle you look at in this ecosystem, there are really exciting things happening. And we're, we're really still in the early stages.

JACOBS: That's great. Um, so this has been so positive so far 'cause we're all excited about this asset developments. Let me ask you another question and we'll, this time we'll start, uh, we'll start with you Rahul, is, uh, what keeps you up at night?

SHARMA: Well, you know, a lot of these things that we see not only in the crypto space, but in investing and asset managers in general are very news cycle driven and press driven. So the things that keep me up at night are the downsides, as Donald Rumsfeld used to say, the unknown unknowns that you can't think about, but that could easily, you know, create a red flag moment that really makes not only individual investors or institutions or pension funds, but even maybe regulators start taking a look at something. Maybe just not because there's something there, but because something has hit the news cycle that just causes people concern. I think that's more of a short term thing. Um, but that would be the only thing in, in my mind that would really, I wouldn't say keep me up at night, but that when I wake up at night, I might think about before going back to sleep.

JACOBS: Okay. And Kristen,

MIERZWA: Um, well I'm gonna turn it into a positive, just how much work there is to do. There's so many things to get done. Um, you know, people are asking for very, very creative things. So it's more, uh, a time thing like can we get it all done fast enough to capture that investment opportunity? 'cause there, there's so many things that people could be doing right now with the space. Um, so it's just, yeah, more work. <laugh>,

JACOBS: <laugh>, Dave,

LAVALLE: I would say the, that I've got like a, a known unknown, which is just the regulatory landscape. And I, and I, and I think that, um, everyone's probably immediately saying that it, that's a negative. And I, and I actually really don't know. It's just so unknown and, and, um, the tides have turned so quickly on the regulatory front in so many instances over the past 18 months that I think that that unknown is going to be something that's gonna be very hard to, um, you know, kind of manage to and, and manage businesses to. And so that's something that, uh, we pay a lot of attention to and is more and more seems to be, um, kind of, you know, politicized down in DC, I think this is going to be an interesting topic that I think historically had been considered partisan. And then, uh, you know, some were saying it's becoming bipartisan and now I like the term of calling it nonpartisan, which is probably the most bullish. And so that's going to put us in a unique seat, in a unique spot to make sure that we're able to take advantage of everything that's going to be offered to us from a regulatory, um, you know, perspective. Clarity would be a wonderful goal. I don't think that we're going to get there very quickly, um, but I think an openness is something that I'm anticipating and, and excited about.

JACOBS: That's great. Um, this has been a great conversation. I'm gonna ask you each in a second to just final thoughts. Um, but, um, what I love about this whole topic and everything, even the what keeps you up at night, it's all about opportunity. And one thing I'll say after all these years in, uh, financial services is, um, nobody, no industry is more innovative. No industry likes to solve problems more. If you think about where we were to start and then these products market all the little steps that had to be taken. So every, every single time. And that's, that's the way these markets are. You look for inefficiency, you make it efficient, and we move forward. And, uh, so I, I don't think there's any problems we won't be able to solve here. Uh, it may not go as fast as we want because regulatory certainty, regulatory clarity is always one of the defining, um, uh, cogs in the, in the process. But, uh, but anyway, um, I still remain, you know, extremely bullish. Like, like, uh, like, like all of us. Um, so Kristen, last thoughts. Yeah,

MIERZWA: So, um, what we've been kind of working under is this assumption that we're setting industry standards. It is a brand new asset class and, you know, whatever we put out there may not be exactly perfect to start, but we're getting things out there and iterating from there. So I would just say, you know, if you don't see something from anyone in the ecosystem, ask them. They're probably working on it. They've got some sort of model behind the scenes that, you know, they're like, ah, we wanna tweak this a little bit more. But, um, I think a lot of people are willing to just kind of keep moving forward. Um, again, it's hard when there's not regulatory certainty and industry standards to figure out exactly what is the beginning and the end of the day. What pairs do we use? Like all these questions come up. So I think people will just move forward with what they have today and it will keep evolving and getting better and better and the bar will keep raising. Um, but it, it's really fun. So I'd say dive in <laugh>,

JACOBS: Dave. Last words,

LAVALLE: I think I would say, um, the euphoria that has surrounded crypto more generally is attracting more and more people. And I happen to be at a firm that has been doing this for more than a decade, and there are firms that have dedicated a lot of time and energy to this. And then there are firms that have shown up very quickly. And if you want to educate yourself and you want to consider this as something that you want to incorporate into your portfolio or you just want to learn more about, leverage the resources of firms that have been around for a while and have been doing this and have dedicated themselves to it, that's a wonderful place for you to get information. And that will either click and you will gain confidence and you will feel like you're engaging with a credible resource or you, or you won't. And I, I always encourage everybody to kind of educate themselves, but in this particular case, things have been moving so rapidly, make sure you're partnering with someone who is dedicated to the asset class and has been around for a long time.

JACOBS: Great. And so final, final words to you, Rahul.

SHARMA: I would just echo the bullishness of everybody on this call, but I'll also say I've also been really struck time and time again in the ETF industry in general by the level of innovation that just comes outta the woodwork. Um, so many times we've worked with not just existing clients, but a new phone call that we get inbound for something really unique that makes us just stop for a second, say, you know what? I've never really thought of something that way, but that is a really interesting potential idea. Um, this has happened to us so many times, Dave and Kristen, I'm sure it's happened to you and John, you as well at Nasdaq and your, your previous positions as well, where this idea just comes outta somewhere and it turns into something just beautiful. <affirmative>. Um, so for everybody who's on this call, I'd say if you have an idea, you know, reach out to Kristen, reach out to, to Dave, reach out to John, reach out to me and let's see if we can turn it into something really interesting.

JACOBS: Perfect, perfect way to end this conversation guys. You've done a phenomenal job. I thank you very, very much. Um, I also wanna thank, uh, Elise and Scott at Thompson for making this all happen flawlessly, as they always do. And, um, this will be posted and will be online and be available, et cetera. So, um, again, thank you to my three panelists. You guys always make, uh, my job easier. And the other important thing is I always learn so much on these things, so I I really do appreciate that. So, uh, anyway, so everyone enjoy the rest of your summer and back to school and everything else. I, I appreciate it. Thank you very much. Thank you.

LAVALLE: Thanks so much, Sean.

JACOBS: Thanks guys. Good seeing you all. Thank you.

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